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                                                                    Exhibit 10.3

                        ASSOCIATE STOCK OPTION PLAN 2002

1.0     INTRODUCTION:

        1.1     Sify has formulated a series of Associate Stock Option Plans
                (ASOP) to incentivise and reward associates for contributing to the growth of Sify.

        1.2 ASOP 2002 is the latest in the series of these ASOPs. The members of the Company approved the allocation of a further 633,000 shares on 09 December, 2002 to the pool of shares available for issue as stock options to associates.

2.0     SCHEME OVERVIEW:

        2.1 Under ASOP 2002, Sify's Associates (full time or part time employees and directors) would be granted options for a fee which would give them the right to buy Sify's ADRs (listed in the Nasdaq National Market in USA) or Sify's equity shares as indicated in the letter of grant to them at an exercise price. The difference between the market price of these ADRs or Equity shares and the exercise price would be the gain to the Associate. The options are exercisable after a vesting date but before the expiry date. Vesting is slated to happen over a three year period. Expiry occurs one month after the associate ceases to in the employment of Sify or its subsidiaries.

        2.2 As the market price of Sify's ADRs (or in some cases Equity shares) go up, the benefit to the Associate goes up. The Associate is incentivised to:

                2.2.1 Stay with Sify until vesting and after vesting until the option value grows to an attractive level

                2.2.2 Work (with a high degree of goal congruence) in the interest of Sify shareholder in building a sustainable value and growth momentum into Sify's ADRs and equity shares.

3.0     ADMINISTRATION:

        3.1 Shareholders of Sify have approved the allocation of 6,33,000 shares to be added to the pool of shares to be made available for ASOP schemes on 09 December, 2002. Shareholders have also empowered the Board of Directors to formulate ASOP schemes from time to time to grant stock options and when exercised issue ADRs/Equity shares. Shareholders have also recognised that these stock options would apply to Principal Officers including the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer and Directors.

        3.2 The Board of Directors (Sify Board) have constituted the Compensation Committee (currently made up of three directors nominated by Sify Board) to formulate ASOP schemes, formulate policies for administration of the schemes, and actually administer the scheme by granting options, recognize exercises, issue ADRs and shares on exercise, collect exercise price and where necessary facilitate sale.

        3.3 The Compensation committee of the Board of Directors (Compensation Committee) administers the ASOP schemes of Sify. ASOP 2002 will also be administered by the Compensation Committee. The Compensation Committee will have the authority and responsibility to:

                3.3.1   Formulate ASOP schemes from time to time

                3.3.2   In formulating the ASOP schemes, decide on:

                        3.3.2.1 Eligibility criteria, Selection criteria

                        3.3.2.2 Granting policy (including quantity, exercise
                                price, fee)

                        3.3.2.3 Vesting policy (vesting schedule, policy
                                relating to death/disability)

                        3.3.2.4 Recognition of expires (both lapses and
                                forfeitures) and

                        3.3.2.5 Movement of quantity allocated for ASOP from one
                                scheme to another
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                3.3.3   Grant Options to Associates (by issue of Option letters)

                3.3.4 Facilitate exercise of options, issue ADRs/Shares and where necessary facilitate sales

                3.3.5 Liase with and comply with regulators including SEC, SEBI, Income tax office etc

        3.4 In all issues to be decided by the Company relating to ASOP, the decision by the Compensation Committee represents decision by the Company and is final.

4.0     ADRS/SHARES:

        4.1 ASOP 2002 aims to grant options to buy either of the following to Associates:

                4.1.1 American Depository Shares/Receipts of Sify (listed in the Nasdaq National Market of USA under the ticker "SIFY") or

                4.1.2 Equity shares of Sify (currently not yet listed anywhere in India)

        4.2 The Option letter (granting the option) would explicitly state what is being granted. In the absence of such a clarification, ADRs shall be issued on exercise.

        4.3 Compensation Committee has the power to grant options for a quantity of ADRs/Shares not exceeding the unused quantity available in the pool for granting of options (as approved by and added to by members of Sify in a general meeting). Compensation Committee specifically has been empowered to use ungranted surplus out of earlier allocations to the pool to be issued under any ASOP scheme including ASOP 2002.

        4.4 In the event of a stock split or a ratio change (between ADRs and equity shares), the quantity of stock options and the exercise price shall be adjusted for the effect of the stock split or the ratio change so that the Associate gets the same proportion of shareholding percentage for the same price per percentage as the Associate would have prior to the stock split or ratio change.

5.0     ELIGIBILITY TO PARTICIPATE:

        5.1 Options could be granted under ASOP 2002 only to Associates. Associates are defined to include only the full time or part time employees of Sify and its subsidiaries. Associates include Principal officers and directors of Sify and its subsidiaries. Subsidiaries, for these purposes, includes companies in which Sify has more than 50% of issued shares or more than 50% voting rights in the Board governing such companies.

        5.2 The Compensation Committee shall select from among the Associates a list of associates for grant of stock options. The Compensation Committee shall decide on the selection criteria which shall include among other things the performance track record, performance potential of the Associates. The Compensation committee is empowered to include Associates on any other criteria and is also empowered to not include any Associate without stating any reason. The decision by the Compensation Committee on the choice of Associates who shall be granted stock options is final.


6.0     GRANT OF OPTIONS:

        6.1 The Compensation Committee shall decide on whether the grant is for ADRs or equity shares, the option quantity (number of ADRs or equity shares to be granted), the exercise price payable, the vesting schedule and other terms and conditions of the grant.

        6.2 The Compensation Committee shall issue to the selected Associates Option letters granting options to Associates giving them the right to buy ADRs (or if so specified, equity shares) specifying the quantity of stock options issued and the exercise price, the vesting schedule and other terms and conditions. A copy of the ASOP 2002 scheme shall be attached to the Option letter. The Option letter should bear the sequential number of the Option letter, the name of the Associate and the reference of the Compensation committee meeting by which the option is being granted. The Compensation Committee should collect an Option fee of Re.1 per ADR (or share) which shall be adjusted against the exercise price payable or refunded to Associates if the option is not exercised and the option expires.
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7.0     EXERCISE PRICE:

        7.1 Exercise price refers to the price at which the Associate could buy the ADR (or equity share). The currency by which exercise price is payable is normally Rupees unless otherwise so specified in the Option letter. Exercise price is payable to the Company by a cheque made payable to Sify Limited.

        7.2 The Compensation Committee shall decide on the exercise price for each grant on a case by case basis. The Compensation Committee shall comply with the requirements of applicable regulations including SEBI guidelines, Company law etc in determining the exercise price.

8.0     VESTING SCHEDULE:

        8.1 The stock options granted shall be exercised (converted into an ADR or equity share) only after the options vest.

        8.2 The Compensation Committee shall decide on the terms of vesting of the stock options. The Committee shall vary the vesting schedule for any grant yet to be issued under the scheme. However no variation shall affect any grant that was already made under a specified vesting term unless such a variation is beneficial to the Associate. Unless modified later, the options granted shall vest as below: One sixth of the option quantity:
                At the end of one year from the date of grant Five sixth of the option quantity: At the end of each quarter during the second and third year from the date of the grant in eight equal instalments.

        8.3 In any case the grants shall vest fully on the occurrence of permanent total disability or the death of the Associate.

        8.4 In the event of a rights issue or a bonus issue of the ADRs or equity shares, the Associate shall be given the choice to deem the stock options to have vested and exercise the options and subscribe to the rights issue or get the bonus issue. If the Associate chooses to not deem the stock option to have vested, the vesting schedule shall remain as per the terms of the grant. However, the Associate would not be able to participate in the rights issue or be eligible for the bonus issue of ADRs or Equity shares.


9.0     EXPIRY:

        9.1 Stock options issued to Associates can be exercised only after they vest and should be exercised before they expire.

        9.2 Options issued under ASOP 2002 expire one month after the Associate ceases to be in the employment of Sify or its subsidiaries.

        9.3 If the options vested earlier than envisaged due to death or permanent total disability of the Associate, the options shall expire within one month after such a vesting. The Compensation Committee is empowered to extend the expiry date by not more than three months in the case of death or permanent total disability of the Associate.

        9.4 Associates who do not wish to accept stock option grants shall notify Sify in writing. Any option recommended by the Compensation Committee to them would not be issued to them.

        9.5 Associates who do not wish to continue participating in the ASOP scheme after the grant is received shall notify the company in writing. The options granted would forfeit after the letter is received by Sify. Sify would repay the option fee of Re.1 per ADR if such a fee was already collected earlier.

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10.0    EXERCISE OF STOCK OPTION AND ISSUE OF ADRS/EQUITY SHARES:

        10.1 Associates can exercise stock options any time. However Associates can sell the ADRs or shares so issued under the option only during the period when insider trading is permitted under the "Insider trading policy" of Sify.

        10.2 The Insider trading policy of Sify shall be as determined by the Board of Directors of Sify from time to time and as administered by the Chief Financial Officer of Sify from time to time. Unless there are specific price sensitive information within the Company, insider trading is typically permitted during the period commencing from "two days after the press release announcing quarterly results" and ending with "the last day of the second month of each quarter".

        10.3 If the Associate is not permitted by law to hold the stock (ADR or equity share) and is expected to sell it within reasonable time, then exercise of the option itself will be permitted only during the period when insider trading is permitted.

        10.4 Associates wishing to exercise their options should tender to Sify a copy of the option letter and a cheque made payable to Sify Limited for the exercise price (less the option fee paid at the time of grant) indicating the brokerage account to which ADRs or shares should be credited.

        10.5 Associates are entitled to exercise part of the option quantity that has vested and carry forward the remainder until the options expire and exercise such carried forward quantity any time before expiry subject to the foregoing clauses on the time window when insider trading is permitted.

        10.6 The ADRs or equity shares issued to Associates after the exercise of the option shall be their exclusive property free of all charges/liens. The ADRs or shares will not be subject to any lock in unless such a lock in is applicable by law or is applicable to all shareholders of that kind. The ADRs or equity shares so issued shall rank pari passu with existing ADRs or shareholders and shall be entitled to pro rated dividend/benefits from the date of issue and shall enjoy rights/privileges that other shareholders enjoy in terms of voting rights etc.

        10.7 Sify shall facilitate the sale of the ADRs and shares issued to Associates. Conditions relating to insider trading apply for the timing of sale by Associates. The ADRs issued by Sify on exercise of option by Associates shall be registered and saleable in the Nasdaq market.

        10.8 All taxes that apply to the exercise, sale or realization of proceeds from ADRs and equity shares accrue to the Associate.

11.0    TRANSFER, MORTGAGE ETC

        11.1 Options granted to Associates are not transferable. Options granted to Associates transmit to legal heirs on the death of the Associate. All rights and obligations of the Associate under the scheme shall accrue to the legal heirs of the Associate in the event of death of the Associate.

        11.2 Stock options granted under the ASOP scheme cannot be pledged, mortgaged, hypothecated or be subject in any way to a charge or a lien giving right to any party other than the Associate.

12.0    OTHERS:

        12.1 The Board of Sify and the Compensation Committee have the rights to modify the policies and practices of ASOP 2002. However no such modification shall apply to a grant already made if that affects the benefit of the grant from the associate's point of view.

        12.2 This scheme shall not form part of any contract of employment between SIFY and the associate. The rights and obligations of any individual under the contract of employment shall not be affected by his participation in this scheme or any right which he may have to participate in it.

        12.3 Nothing in this scheme shall afford any associate any additional right(s) as to compensation or damages in consequence of the termination of such office or employment for any reason.


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        12.4    This scheme shall not confer any associate any legal or
                equitable right against Sify either directly or indirectly or give rise to any cause of action in law or equity against Sify.

        12.5 This scheme is subject to all applicable laws, rules, regulations, guidelines and to such approvals from any governmental agencies as may be required. In case of any contradiction between the provisions of this Scheme and any provisions, rules, regulations, guidelines issued by any governmental agencies, the provisions of law shall override the provisions of this scheme.

        12.6 The associates who are granted warrants ADS / Equity under the scheme shall comply with such requirements of law as may be necessary.

        12.7 Sify does not guarantee any return on the equity investment made by associates as part of the scheme. Any loss due to fluctuations in the market price of the equity including the shortfall in the expectations or projections and the risks associated with the investment are that of the associate alone.